Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191702

PROSPECTUS

             Since 1924

The First Name in Avocados

Calavo Growers, Inc.

201,939 Shares of Common Stock

This prospectus relates to the offer and sale from time to time of up to 201,939 shares of our common stock by the RFG Nominee Trust, which is referred to in this prospectus as the “Trust” or the “selling shareholder.” The Trust may elect not to sell any of such shares or only some of such shares. We will not sell any shares under this prospectus, and we will not receive any proceeds from the Trust’s sale of the shares offered by this prospectus. We have agreed to pay the Trust’s brokerage commissions that are incurred in connection with the sale of the shares. We have also agreed to pay all expenses that are incurred in connection with the registration of the shares of common stock offered by this prospectus.

As described in more detail in this prospectus under “Prospectus Summary—The Offering,” the number of shares offered for sale by the Trust consists of (1) 172,117 outstanding shares of our common stock that were issued to the Trust on October 11, 2013 upon the attainment of an earn-out target specified in an Agreement and Plan of Merger, dated as of May 25, 2011, among us, the selling shareholder and several other parties, as amended by an Amendment No. 1 to Agreement and Plan of Merger, dated as of July 31, 2013, and (b) 29,822 currently unissued shares of our common stock, which represent our estimate of the maximum number of additional shares of common stock that we could be required to issue to the Trust pursuant to the terms of such amendment that provide for the issuance of additional earn-out shares to the Trust if, and to the extent that, the Trust sells any of such 172,117 outstanding earn-out shares pursuant to this prospectus on The NASDAQ Global Select Market for less than a specified price per share.

As described in more detail in this prospectus under “Plan of Distribution,” if the Trust elects to sell any shares offered by this prospectus, it will do so on The NASDAQ Global Select Market through broker-dealers. No other shareholders are entitled to sell shares through the use of this prospectus.

Investing in our securities involves certain risks. See “Risk Factors” on page 4 of this prospectus for a discussion of risks that you should consider before you invest in our common stock.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “CVGW.” On October 22, 2013, the last reported sales price for our common stock on the Nasdaq Global Select Market was $29.87 per share.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 23, 2013.

ABOUT THIS PROSPECTUS

As described in more detail in this prospectus under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference,” this prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) in order to permit the Trust to sell the shares of our common stock that are described in this prospectus.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the shares of common stock that are described in this prospectus, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

You should not assume that the information contained in this prospectus is accurate as of any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct as of any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold on a later date. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should rely only on the information that is contained in this prospectus and in any document incorporated by reference into this prospectus. Neither the Trust nor we have authorized any broker, salesperson, dealer or other person to provide you with information that is different from that contained in this prospectus or in any document incorporated by reference into this prospectus, and you are not entitled to rely upon any such different information.

We note that the representations, warranties and covenants made in any agreement filed as an exhibit to the registration statement on Form S-3 or to any document that is incorporated by reference into this prospectus were made solely for the benefit of the parties to such agreement, and should not be deemed to be representations, warranties or covenants with you or to you. Furthermore, such representations, warranties and covenants should not be relied upon as accurately representing our current financial condition or business.

References in this prospectus to “Calavo,” “we,” “us” and “our” refer to Calavo Growers, Inc. and its subsidiaries.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus or incorporated by reference into this prospectus and does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should carefully read this entire prospectus, including the section entitled “Risk Factors” and the documents that are incorporated by reference into this prospectus, including our consolidated financial statements, before making a decision to purchase our common stock.

Calavo

We are a global leader in the avocado industry and an expanding provider of value-added fresh food. Our expertise in marketing and distributing avocados, prepared avocados and other perishable foods allows us to deliver a wide array of fresh and prepared food products to food distributors, produce wholesalers, supermarkets, convenience stores and restaurants on a worldwide basis. We procure avocados principally from California, Mexico and Chile. Through our various operating facilities, we sort, pack and/or ripen avocados, tomatoes and Hawaiian grown papayas. We also produce salsa and prepare ready-to-eat produce and deli products. We distribute our products both domestically and internationally and report our operations in three different business segments: Fresh Products, Calavo Foods and Renaissance Food Group. For the fiscal year ended October 31, 2012, our net sales were $551,119,000, and our net income was $17,052,000, or $1.15 per share. For the nine months ended July 31, 2013, our net sales were $500,778,000, and our net income was $11,319,000, or $0.77 per share. On December 12, 2012, we paid a $0.65 per share dividend in the aggregate amount of $9,600,000 to shareholders of record on November 28, 2012.

Our principal executive offices are located at 1141-A Cummings Road, Santa Paula, California 93060, and our telephone number is (805) 525-1245. Our website address is www.calavo.com, although the information on our website is not deemed to be part of this prospectus.

The Offering

Issuer	Calavo Growers, Inc.

Selling shareholder	RFG Nominee Trust, of which Kenneth J. Catchot is the Trustee

Shares of our common stock offered by the selling shareholder (1)	201,939 shares, of which 172,117 shares are issued and outstanding and owned by the Trust and of which 29,822 shares represent our estimate of the maximum number of additional shares of common stock that we could be required to issue to the Trust pursuant to the agreement described below in Note 1.

Use of proceeds	We will not receive any proceeds from the Trust’s sales of shares of our common stock.

Our NASDAQ Global Select Market symbol	CVGW

(1)

We entered into an Agreement and Plan of Merger dated as of May 25, 2011 (the “Merger Agreement”) with Renaissance Food Group, LLC, a Delaware corporation (“RFG”), the Trust and the following owners of RFG (the “Sellers”): Liberty Fresh Foods, LLC, Kenneth J. Catchot, James

S. Catchot, James Gibson, Cut Fruit, LLC, Jose O. Castillo and Donald L. Johnson. Pursuant to the Merger Agreement, we acquired RFG from the Sellers and, among other things, agreed to make an earn-out payment to the Sellers of $5,000,000 in cash and 827,000 shares of our common stock if, during any twelve-month period during a five-year earn-out period, the EBITDA of RFG is at least $8,000,000 and the revenue of RFG is at least $130,000,000.

Effective as of July 31, 2013, we entered into an Amendment No. 1 to Agreement and Plan of Merger (the “Merger Agreement Amendment”) pursuant to which we agreed that, upon the attainment of the earn-out target described in the preceding paragraph, we would issue $5,000,000 of common stock to the Trust, for the benefit of the Sellers, instead of delivering $5,000,000 of cash to the Sellers. We agreed that the number of shares of common stock to be issued by us would be determined by dividing $5,000,000 by the closing price of our common stock on The Nasdaq Global Select Market on the business day prior to the issuance of such common stock. We also agreed in the Merger Agreement Amendment to file a registration statement on Form S-3 to permit the Trust to sell the shares described in this paragraph as well as any additional earn-out shares described below that we are obligated to issue under the Merger Agreement Amendment.

The earn-out target described above was satisfied with respect to the twelve months ended August 31, 2013, and we thereafter issued 827,000 shares of common stock to the Sellers in reliance upon the securities registration exemption contained in Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), for a transaction by an issuer not involving a public offering. Those 827,000 shares are not covered by this prospectus.

On October 11, 2013, we issued 172,117 shares of common stock to the Trust, based upon a closing price of $29.05 per share for our common stock on The NASDAQ Global Select Market on October 10, 2013, in conjunction with our obligation under the Merger Agreement Amendment to deliver $5,000,000 of common stock to the Trust. Those 172,117 shares are being offered by the Trust pursuant to this prospectus and were issued by us in reliance upon the Section 4(2) securities registration exemption described in the preceding paragraph.

We agreed in the Merger Agreement Amendment to provide the Trust with the following payment if the Trust sells any of those 172,117 shares on The NASDAQ Global Select Market during the 30-day period starting on the date that the registration statement is declared effective by the SEC for a price that is less per share than the closing price of $29.05 that was used to determine the number of shares to be issued by us to the Trust: We will issue to the Trust additional shares of common stock with a value equal to the difference between the sales price that the Trust would have received had it been able to sell such shares for $29.05 per share and the sales price that was, in fact, received by the Trust for such shares. Based upon a comparison between the $29.05 closing price that we used in valuing the $5,000,000 of stock that we issued to the Trust on October 11, 2013 and the lowest closing price, equal to $24.76 per share, for our common stock since July 1, 2013, we estimate that the maximum number of additional shares of our common stock that we may be obligated to issue to the Trust if it sells all of such 172,117 shares during the 30-day period after the effective date of the registration statement is 29,822 shares, although the exact number of shares (if any) that we will be obligated to issue depends upon the actual price of our common stock during such 30-day period and upon the number of shares (if any) that the Trust sells during such period. Those additional 29,822 estimated shares are also covered by this prospectus, in accordance with our agreement in the Merger Agreement Amendment to provide registration rights for those shares. Any shares that we may become obligated to issue beyond those 29,822 shares are not covered by this prospectus.

RISK FACTORS

Investing in our common stock involves certain risks. Before you decide whether to purchase any shares of our common stock, in addition to the other information in this prospectus, you should carefully consider the risks described under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which are incorporated by reference into this prospectus, as the same may be updated from time to time by our future filings with the SEC. If one or more of these risks materializes, our business, financial condition and results of operations may be adversely affected. In that event, the value of our common stock could decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “believe,” “anticipate,” “intend,” “plan,” “estimate,” “may,” “could,” “anticipate,” “predict,” or “expect” and similar expressions. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors that are, in many cases, beyond our control. Forward-looking statements are not guarantees of future performance. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors. Except to the extent expressly required by applicable law, we do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Risks and uncertainties that may cause actual events or results to differ from those discussed in the forward-looking statements include, without limitation, increased competition, unfavorable general business conditions, increased packaging, shipping and energy costs, the unavailability of required transportation services, product liability claims, conducting substantial amounts of business internationally, increased prices paid by us for agricultural products, decreased market prices for our products, adverse weather and growing conditions confronting growers who supply products to us, new governmental regulations, disruption of water supplies and increased water prices, changes in interest and currency exchange ratios, the failure to achieve anticipated benefits from our acquisition of other businesses, labor disputes and loss of key personnel, as well as the other risks described in the documents referred to above under “Risk Factors.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the Trust pursuant to this prospectus.

SELLING SHAREHOLDER

The following table presents information about the number of shares that are offered by this prospectus. The Trust is the sole selling shareholder named in this prospectus. Whether sales of shares will be made by the Trust, and the timing and amount of each sale, is within the sole discretion of the Trust, and the Trust will act independently of us in making decisions to sell shares. Registration of the shares under the Securities Act does not require the Trust to sell any of the shares. A donee, purchaser or other transferee of shares from the Trust is not entitled to use this prospectus to sell any of the shares offered by the Trust pursuant to this prospectus.

The following table is based in part on information provided to us by the Trust and assumes that the Trust will sell all of the shares that are offered by this prospectus. The percentage of shares beneficially owned by the Trust prior to this offering was calculated based upon 15,534,793 shares of our common stock that were outstanding as of October 10, 2013, but also includes the 172,117 shares that were issued to the Trust on October 11, 2013 and includes the additional 29,822 shares that we may be required to issue to the Trust under the Merger Agreement Amendment. Beneficial ownership of shares has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and includes voting or investment power with respect to the shares.

	Shares of Common Stock Beneficially Owned Prior to this Offering		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After Completion of this Offering
Selling shareholder	Number of Shares	Percent		Number of Shares	Percent
RFG Nominee Trust (1) (2)	201,939	1.3%	201,939	0	0

(1)	The trustee of the Trust is Kenneth J. Catchot, who has sole voting and investment power over the shares that are owned by the Trust. Mr. Catchot is Manager of Renaissance Food Group, LLC, which is our wholly owned subsidiary. Mr. Catchot has a beneficial ownership interest in approximately 45.2% of the shares that are owned by the Trust. The Trust disclaims beneficial ownership of the 395,705 shares of our common stock that are owned directly by Mr. Catchot, and such shares are not listed in the above table or covered by this prospectus.

(2)	As described in “Prospectus Summary—The Offering,” the 201,939 shares listed in the table consist of (a) 172,117 outstanding shares that are owned by the Trust and that we issued pursuant to the Merger Agreement Amendment and (b) 29,822 currently unissued shares that represent our estimate of the maximum number of additional shares of common stock that we could be obligated to issue to the Trust pursuant to the Merger Agreement Amendment.

DESCRIPTION OF COMMON STOCK

We have authority to issue 100,000,000 shares of common stock. As of October 10, 2013, 15,534,793 shares of our common stock were issued and outstanding. The following summary of our common stock is qualified by reference to the provisions of our articles of incorporation and bylaws, which are filed as exhibits to the Form S-3 registration statement of which this prospectus is a part.

We have one class of common stock. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by shareholders, provided that shareholders have cumulative voting rights in the election of directors. Holders of shares of common stock are entitled to receive on a pro rata basis such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available for that use. They are also entitled to share on a pro rata basis in any distribution to shareholders upon our liquidation, dissolution or winding up. Common shareholders do not have preemptive rights to subscribe to any additional stock issuances by us, and they do not have the right to require the redemption of their shares or the conversion of their shares into any other class of our stock.

The following provisions of our bylaws may have the effect of discouraging, delaying or preventing someone from acquiring us or merging with us, which might cause the market price of our common stock to decline or prevent shareholders from realizing a premium over the market price of their shares:

•	Our bylaws establish advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors;

•	Within the range specified by our bylaws, our board of directors determines the size of our board and may create new directorships and elect new directors, which may enable an incumbent board to maintain control by adding directors; and

•	Our board of directors may amend our bylaws without a vote of our shareholders, which may enable our board to change our bylaws to deter a proxy contest in connection with an unsolicited takeover offer.

The transfer agent and registrar of our common stock is Computershare Trust Company, N.A.; 250 Royall Street; Canton, Massachusetts 02021. Its telephone number is (800) 962-4284.

Our common stock is traded on The Nasdaq Global Select Market under the symbol “CVGW.”

PLAN OF DISTRIBUTION

Pursuant to the Merger Agreement Amendment, the Trust is entitled to sell the shares that are offered pursuant to this prospectus on The NASDAQ Global Select Market. Sales of the shares may be at fixed prices, at prevailing market prices at the time of sale, at prices relating to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. The Trust may use one or more of the following methods when selling the shares on The NASDAQ Global Select Market:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; and

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account.

We have agreed to pay the Trust’s reasonable and customary brokerage commissions that are incurred in connection with the sale of the shares. We have also agreed to pay all expenses that are incurred in connection with the registration of the shares of common stock offered by this prospectus.

We have provided the Trust with a copy of this prospectus. If the Trust uses this prospectus for any sale of its shares, the Trust will be subject to the prospectus delivery requirements of the Securities Act, including by compliance with Rule 172 under the Securities Act.

We agreed in the Merger Agreement Amendment to keep this prospectus effective only until the date that all of the shares owned by the Trust have been sold by the Trust or, if earlier, until the date that the Trust has owned its shares for six months and is entitled to sell such shares pursuant to Rule 144 under the Securities Act. Once the Trust has owned its shares for at least six months, it may elect to sell shares under Rule 144 rather than under this prospectus.

The Trust has advised us that, as of the date of this prospectus, it has entered into an agreement with Janney Montgomery Scott LLC to serve as the Trust’s broker in connection with sales of the shares by the Trust on The NASDAQ Global Select Market. The Trust reserves the right to determine the number of shares, if any, that will be sold and to enter into agreements with other broker-dealers or to terminate its agreement with Janney Montgomery Scott LLC. The agreement with Janney Montgomery Scott LLC states that its brokerage commissions, charges and other fees are set forth on its website.

The Trust and any broker-dealers or agents that are involved in selling the shares covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. The Trust has advised us that neither it nor its trustee is a registered broker-dealer.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares offered by this prospectus and to the related activities of the Trust. Regulation M generally provides, among other things, that any selling shareholder engaged in the distribution of securities may not concurrently purchase such securities during the period of distribution described in Regulation M.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate brokerage commissions and other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the aggregate amount of the shares of common stock offered pursuant to this prospectus.

LEGAL MATTERS

TroyGould PC, Los Angeles, California, has issued an opinion about certain matters with respect to the shares of common stock offered by this prospectus. Marc L. Brown, who is a member of TroyGould PC, is a director of Calavo and beneficially owns 10,136 shares of our common stock.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended October 31, 2012 (including the schedule appearing therein), and the effectiveness of our internal control over financial reporting as of October 31, 2012, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in its reports thereon, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance with that act, file periodic reports, proxy statements and other information with the SEC. The periodic reports, proxy statements and other information filed by us are available for inspection and copying at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the SEC’s Public Reference Room. The SEC also maintains an Internet site that contains all reports, proxy statements and other information that we file electronically with the SEC. The address of that website is www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act for the shares of common stock offered by this prospectus (the “registration statement”). The registration statement, including the exhibits to the registration statement and the documents incorporated by reference into the registration statement, contains additional information about us and the shares of common stock offered by this prospectus. The rules and regulations of the SEC allow us to omit from this prospectus certain information that is included in the registration statement. For further information about us and our common stock, you should review the registration statement, the exhibits filed with the registration statement and the documents incorporated by reference into the registration statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate into this prospectus by reference the information we file with it, which means that we can disclose important information to you by referring you to the documents containing that information. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and, where applicable, modify or supersede that information.

We incorporate by reference into this prospectus the following documents that we have filed, or will file, with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended October 31, 2012, filed with the SEC on January 14, 2013;

•	Our Quarterly Reports on Form 10-Q for the quarters ended January 31, 2013, April 30, 2013 and July 31, 2013, filed with the SEC on March 8, 2013, June 7, 2013 and September 9, 2013, respectively;

•	Our Current Reports on Form 8-K filed with the SEC on November 6, 2012, January 4, 2013, January 29, 2013, March 6, 2013, April 12, 2013, April 29, 2013, June 7, 2013, September 4, 2013, September 11, 2013 and October 4, 2013, respectively;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on December 6, 2001, and any amendment or report subsequently filed for the purpose of updating such description; and

•	Each document that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date on which we filed the registration statement of which this prospectus is a part and before the termination of this offering, with information in each such filing to be deemed to be incorporated by reference into this prospectus as of the date we make the filing with the SEC.

You may request a copy of any of these filings from us at no cost by writing or calling our Corporate Controller at the following address or telephone number: Calavo Growers, Inc.; 1141-A Cummings Road; Santa Paula, California 93060; (805) 525-1245.

Notwithstanding the foregoing, no portion of any document that is “furnished” but not “filed” in accordance with SEC rules under Exchange Act shall be deemed to be incorporated by reference into the registration statement. Any statement contained in the registration statement or in a document incorporated by reference into the registration statement will be deemed to be modified or superseded for purposes of the registration statement to the extent that a statement contained in the registration statement or in any other subsequently filed document that is incorporated by reference into the registration statement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the registration statement.

Common Stock

            Since 1924

The First Name in Avocados

PROSPECTUS

October 23, 2013